Exhibit 99
THIRD QUARTER REPORT September 30, 2002

Dear Shareholders:

We are pleased to present our results for the third quarter of 2002. The following is a summary of the financial highlights for the quarter:
•	Sales increased 28% to $932 million compared to $729 million for the third quarter of the previous year.
•

Compared to the third quarter of the previous year, North American light vehicle production volumes increased 9% to 3.8 million units and Western European light vehicle production volumes increased 3% to 3.6 million units.

•	Content per vehicle for the quarter increased 11% and 40% in North America and Western Europe to $136 and $87, respectively, compared to the same quarter a year ago.
•	Operating income for the quarter increased 166% to $26.6 million from $10.0 million in the third quarter of 2001.
•	Net income for the quarter was $12.9 million versus $2.0 million a year ago.
•	Diluted earnings per share for the quarter increased to $0.25 from pro forma diluted earnings per share of $0.04 for the third quarter of 2001
•

The Company's Board of Directors declared a dividend of $0.05 per share on the Class A Subordinate Voting and Class B Shares and a dividend of $2,812,500 on the Convertible Series 1 and 2 Preferred Shares in respect of the third quarter of 2002.

The third quarter results are reflective of the continued success of our recently launched new products. Over the next twelve months, we have a number of significant new products that we'll be bringing to the market place. The focus of our attention will continue to be on successfully launching these new programs.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of the Results of Operations and Financial Condition for the three and nine month periods ended September 30, 2002.
/s/ Donald J. Walker	/s/ Michael E. McCarthy
Donald J. Walker President and Chief Executive Officer	Michael E. McCarthy Executive Vice-President and Chief Financial Officer

This quarterly report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, industry, cyclicality, trade and labour disruptions, pricing concessions and cost absorptions, product warranty, recall and product liability costs, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this quarterly report to reflect subsequent information, events or circumstances or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and nine month periods ended September 30, 2002 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2002 and the Company's audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2001, each included in the 2001 Annual Report. All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers and which are further segregated between North America and Europe, the principal geographic regions in which the Company operates. This additional geographic segmentation reflects the different business conditions faced by the Company's North American and European Interiors and Closures businesses as a result of a number of factors which impact such geographic regions differently, including the extent of OEM outsourcing and the nature of products outsourced, currency risk, differences in OEM customer and product mix and the different levels of vehicle production volumes in North America as compared to Europe. In particular, North American and Western European vehicle production volumes are impacted by the general economic conditions, OEM sales incentive programs, interest and inflation rate levels, fuel prices, legislative regime and governmental policies and labour and trade relations within each geographic region. For the three month period ended September 30, 2002, the Company's Interiors segment accounted for approximately 80% and 75% of the Company's consolidated sales and operating income, and the Company's Closures segment accounted for approximately 20% and 25% of the Company's consolidated sales and operating income.

The following are some of the highlights of the third quarter:
•

North American vehicle production was approximately 3.8 million units, representing a 9% increase from the third quarter of 2001. Western European vehicle production of approximately 3.6 million units during the third quarter of 2002 was 3% higher than production levels in the third quarter of 2001;

•

Increased average product content per vehicle due to new product launches in 2001 and 2002. A number of new products launched in the second half of 2001, including the overhead system, seat tracks and window regulators for the Dodge Ram pickup, the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and the complete seats and overhead system for the Saturn VUE in North America and the complete interior, excluding the overhead system and instrument panel, for the Mercedes Vaneo, and the cockpit module, door panels and interior components for the BMW MINI in Europe. Vehicle launches in 2002 include the door cassette modules for the Ford Expedition/Lincoln Navigator and the complete seats and overhead system for the Saturn ION in North America and the instrument panel for the Opel Epsilon platform and the door cassette modules for the Ford Fiesta/Ka in Europe.

•

Operating improvements at previously identified under-performing divisions as a result of cost reduction, quality improvement, divisional rationalization and other initiatives taken by the Company; and

•	Continued higher costs related to certain new programs launched in one division in the Company's Closures Europe reporting segment.

2002 OUTLOOK

For the full year, the Company expects North American vehicle production volumes to increase by approximately 5% to 16.3 million units. Western European vehicle production volumes are expected to decline by approximately 2% to 16.2 million units as compared to 2001 vehicle production volumes. Based on these volume estimates, product mix assumptions, foreign exchange rates, increased average content per vehicle in North America and Western Europe and expected tooling and engineering sales, the Company expects its sales for 2002 to be between $3.7 billion to $3.8 billion. Sales for the fourth quarter of 2002 are expected to be in the range of $900 million to $975 million, compared to fourth quarter 2001 sales of $867 million.

RESULTS OF OPERATIONS

The Company's results are directly affected by the levels of North American and Western European car and light truck production and the product mix of such production. Any significant changes in the anticipated production volume of the Company's products could have a significant effect on profitability. The Company's results are also directly impacted by its ability to obtain new production contracts. Current factors impacting the automotive industry and the Company's ability to obtain new production contracts from automobile manufacturers include the need for suppliers to manufacture and supply more complex interior and closure systems, maintain the financial strength necessary to expand, support and supply automobile manufacturers, provide increased engineering, finance customer-owned tooling, effectively manage complete programs, and have full service supplier capabilities, in each case on a global basis.

The extremely competitive environment in the automotive industry has also caused automobile manufacturers to increase pressure on suppliers for price concessions. Although there can be no certainty regarding the Company's ability to respond to future competitive pressures, the Company has in the past substantially offset its pricing concessions to its customers through price reductions from its suppliers, improved operating efficiencies and engineering cost reductions. The Company believes that its current cost reduction programs will enable it to remain competitive.

	Three month periods ended September 30,			Nine month periods ended September 30,

	2002	2001	Change	2002	2001	Change

1 Canadian dollar equals U.S. Dollars	0.6397	0.6469	-1.1%	0.6371	0.6501	-2.0%
1 euro equals U.S. dollars	0.9837	0.8933	10.1%	0.9273	0.8955	3.6%
1 British pound equals U.S. dollars	1.5486	1.4396	7.6%	1.4794	1.4390	2.8%

The Company's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The table above reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. Significant changes in the above foreign exchange rates impact the reported U.S. dollar amounts of the Company's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended September 30, 2002 and 2001

Sales (in millions, except average content per vehicle)

	Three month periods ended September 30,

	2002	2001
Vehicle production volumes
North America	3.8	3.5
Europe	3.6	3.5

Average content per vehicle
North America	$136	$122
Europe	$87	$62

Production sales - North America
Interior Systems	$371.7	$288.7
Closure Systems	151.6	133.5

	523.3	422.2

Production sales - Europe
Interior Systems	279.7	198.3
Closure Systems	31.4	20.7

	311.1	219.0

Tooling and engineering sales	97.2	87.3

Total sales	$931.6	$728.5

Production Sales - North America:

Interior Systems:  North American production sales for the Interiors business increased 29% to $371.7 million for the third quarter of 2002 compared to $288.7 million for the third quarter of 2001. This growth was primarily the result of an increase in average content per vehicle which was positively impacted by new product launches in the second half of 2001, including the overhead system and seat tracks for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and by a 9% increase in North American vehicle production volumes from the third quarter of 2001.

Closure Systems:  North American production sales for the Closures business increased 14% to $151.6 million for the third quarter of 2002 from $133.5 million for the third quarter of 2001. This was primarily the result of an increase in average content per vehicle which was due to new product launches during 2002 including the door cassette modules for the Ford Expedition/Lincoln Navigator and product launches in the second half of 2001, including window regulators supplied for the Dodge Ram Pickup and latches and window regulators supplied for the GM Envoy/Trail Blazer and by a 9% increase in North American vehicle production volumes from the third quarter or 2001.

Production Sales - Europe:

Interior Systems:  European production sales for the Interiors business increased 41% to $279.7 million for the third quarter of 2002 compared to $198.3 million for the third quarter of 2001. This growth was primarily attributable to increased average content per vehicle as a result of launches in the second half of 2001, including the production of the cockpit module, door panels and interior components for the BMW MINI, the complete interior, excluding the overhead system and instrument panel for the Mercedes Vaneo, and the launch of the instrument panel for the Opel Epsilon platform in the first quarter of 2002, and the strengthening of the euro and the British pound relative to the U.S. dollar. The production sales increase was also attributed to a 3% increase in Western European vehicle production volumes from the third quarter of 2001.

Closure Systems:  European production sales for the Closures business increased 52% to $31.4 million for the third quarter of 2002 from $20.7 million for the third quarter of 2001. This increase was due to the increase in average content per vehicle as a result of the launch of new products during 2002, including the door cassette module for the Ford Fiesta/Ka, and the strengthening of the euro relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the third quarter of 2002 increased 11% to $97.2 million from $87.3 million for the third quarter of 2001. Tooling and engineering sales increased by $9.9 million to $52.7 million in North America and remained unchanged in Europe at $44.5 million for the third quarter of 2002 compared to the third quarter of 2001.

Gross Margin

	Three month periods ended September 30,

	2002	2001

Gross margin	$112.1	$86.9

Gross margin as a percentage of total sales	12.0%	11.9%

Gross margin was positively impacted in the third quarter of 2002 by the Company's higher average content per vehicle and additional sales on new programs launched during the second half of 2001 and during 2002, operational improvements at previously identified under-performing divisions and by the strengthening of the euro and British pound relative to the U.S. dollar. This was offset by higher than expected launch costs related to certain new programs in Europe. Gross margin as a percentage of total sales increased to 12.0% for the third quarter of 2002 compared to 11.9% for the third quarter of 2001.

Operating Income

	Three month periods ended September 30,

	2002	2001

Gross margin	$112.1	$86.9
Less:
Depreciation and amortization	22.5	23.0
Selling, general and administrative	48.8	42.9
Affiliation and social fees	14.2	11.0

Operating income	$26.6	$10.0

Depreciation and amortization as a percentage of total sales	2.4%	3.2%

Selling, general and administrative expenses as a percentage of total sales	5.2%	5.9%

Depreciation and amortization:  Depreciation and amortization expense decreased by $0.5 million to $22.5  million for the third quarter of 2002 from $23.0 million for the third quarter of 2001. The decrease is attributable to the Company adopting the new accounting recommendations under the Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets" (CICA 3062) - See "New Accounting Pronouncements". With the adoption of the new recommendations, effective January 1, 2002, the Company ceased recording amortization of existing goodwill. The impact of applying the new recommendations for the third quarter of 2002 was a decrease of approximately $2.0 million in amortization that would have previously been recorded as goodwill amortization under the old recommendations. This was partially offset by additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the third quarter of 2002 compared to the third quarter of 2001.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $5.9 million to $48.8 million for the third quarter of 2002 from $42.9 million for the third quarter of 2001. The Company has an agreement with Magna International Inc. ("Magna") to provide certain management and administrative services to the Company. Previously, the costs of such services were included in Affiliation fees and other charges. Commencing, January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in SG&A. Affiliation fees and social commitment contributions continue to be shown separately in the consolidated statements of income under Affiliation and social fees. All comparative period amounts have been reclassified to conform with the current period presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $1.3 million for the third quarter of 2002 compared to income of $0.4 million in the third quarter of 2001. The increase in SG&A costs reflects the incremental costs associated with the increase in production sales and the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense in the third quarter of 2002. As a percentage of total sales, SG&A decreased from 5.9% to 5.2%.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to social commitment agreements with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the third quarter of 2002 were $14.2 million reflecting an increase of $3.2 million compared to the $11.0 million expensed in the third quarter of 2001. The increase in fees are reflective of the increase in sales and pretax profits in the third quarter of 2002 compared to the third quarter of 2001.

Operating Income (Loss)

	Three month periods ended September 30,

	2002	2001

North America
Interior Systems	$19.7	$4.4
Closure Systems	12.9	11.7
Europe
Interior Systems	0.2	0.6
Closure Systems	(6.2)	(3.3)
Corporate	0.0	(3.4)

Operating Income	$26.6	$10.0

Operating Income - North America:

Interior Systems:  Operating income for the North American Interiors business increased by $15.3 million to $19.7 million for the third quarter of 2002 from $4.4 million for the third quarter of 2001. The positive impact related to increased sales from higher vehicle production volumes, operating improvements at previously identified under-performing divisions, higher sales on new programs launched in the second half of 2001 and during 2002 and the ceasing of goodwill amortization as a result of CICA 3062 - see "Depreciation and Amortization". This was partially offset by higher engineering costs on new programs, increased SG&A costs associated with the increase in productions sales, increased affiliation and social fees and increased corporate office costs.

Closure Systems:  Operating income for the North American Closures business increased by $1.2 million to $12.9 million for the third quarter of 2002 from $11.7 million for the third quarter of 2001. The positive impact related to the Company's increased content on new programs launched during 2002 and in the second half of 2001. This increase was partially offset by increased SG&A costs associated with the increase in production sales, increased affiliation and social fees and increased corporate office costs.

Operating Income (Loss) - Europe:

Interior Systems:  Operating income for the European Interiors business decreased by $0.4 million from an operating income of $0.6 million for the third quarter of 2001 to operating income of $0.2 million for the third quarter of 2002. The decrease in European operating income was due to launch costs related to certain new programs, higher engineering expenses, increased SG&A costs associated with the increase in production sales, and increased affiliation fees. This was partially offset by the start of production of a number of new contracts in the second half of 2001 and during 2002, including the cockpit module, door panels and interior components for the BMW MINI, continuing operating efficiencies at specific under-performing divisions, the ceasing of goodwill amortization as a result of CICA 3062 - see "Depreciation and Amortization" and the strengthening of the euro and British pound relative to the U.S. dollar, which had the effect of increasing U.S. dollar reported operating income.

Closure Systems:  Operating loss for the European Closures business increased by $2.9 million from operating loss of $3.3 million in the third quarter of 2001 to an operating loss of $6.2 million in the third quarter of 2002. The operating loss was due primarily to higher costs related to certain new programs launched in one division, lower sales on products supplied to one specific customer's platforms, increased affiliation fees and the strengthening of the euro relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating loss. This was partially offset by the ceasing of goodwill amortization as a result of CICA 3062 - See "Depreciation and Amortization".

Operating Loss - Corporate: Commencing October 1, 2001, certain corporate costs were charged to various operating segments of the Company for services performed at corporate for the operating segments. As a result, the operating loss for corporate of $3.4 million decreased by $3.4 million to a nil balance for the third quarter of 2002.

Other Items

	Three month periods ended September 30,

	2002	2001

Operating income	$26.6	$10.0
Interest (income) expense, net	(1.2)	1.7
Amortization of discount on Convertible Series Preferred Shares	2.9	1.9
Equity loss	-	-

Income before income taxes and minority interest	24.9	6.4
Income taxes	11.7	4.5
Minority interest	0.3	(0.1)

Net income	12.9	2.0
Financing charge on Convertible Series Preferred Shares	0.5	0.2

Net income attributable to Class A Subordinate Voting and Class B Shares	$12.4	$1.8

Interest (income) expense, net:  The Company's interest income, net of interest expense, increased by $2.9 million to $1.2 million interest income for the third quarter of 2002 from $1.7 million interest expense for the third quarter of 2001. The increase was primarily a result of interest income on a tax refund and a lower average net debt position during third quarter of 2002 compared to the third quarter of 2001.

Amortization of discount on Convertible Series Preferred Shares:  As part of the Reorganization of the Company in August 2001, (see "Earnings Per Share"), $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $2.9 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the third quarter of 2002 compared to $1.9 million in the third quarter of 2001.

Income taxes:  Income tax expense increased by $7.2 million to $11.7 million for the third quarter of 2002 from $4.5 million for the third quarter of 2001. Tax losses not benefited were approximately $8.9 million and $2.9 million during the third quarter of 2002 and 2001, respectively. Absent the impact of the tax losses not benefited and the impact of amortization of the discount on the Convertible Series Preferred Shares, which is not deductible for tax purposes, the effective tax rate was approximately 32% for the three month period ended September 30, 2002 compared to an effective tax rate of approximately 40% for the three month period ended September 30, 2001. The decrease in the effective tax rate is due to lower tax expense in foreign jurisdictions.

Net income:  Net income for the third quarter of 2002 was $12.9 million as compared to $2.0 million for the third quarter of 2001. The increase was attributable to the increased gross margin related to the higher average content per vehicle, increased North American and Western European vehicle production volumes, operating improvements at previously identified under-performing divisions, decreased amortization expense as a result of adopting new accounting recommendations for goodwill under CICA 3062, and increased interest income. This was partially offset by launch costs on certain new programs, increased SG&A costs, increased amortization of discount on the Convertible Series Preferred Shares, increased affiliation fees and social fees and higher income tax expense for the third quarter of 2002 compared to the third quarter of 2001.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.5 million for the third quarter of 2002 compared to $0.2 million for third quarter of 2001. The increase reflects the Series 1 and 2 Convertible Preferred Shares issued in August, 2001 to Magna as part of the recapitalization of the Company.

Earnings Per Share

	Three month period ended September 30,	Two month period ended September 30,	Pro forma three month period ended September 30,

	2002	2001	2001

Earnings per Class A Subordinate Voting or Class B Share (US $)
Basic	$0.26	$0.12	$0.04
Diluted	$0.25	$0.12	$0.04

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.2	47.3	45.8
Diluted	63.7	47.3	45.8

Diluted earnings per Class A Subordinate Voting or Class B Share for the third quarter of 2002 was $0.25.

The new capital structure, as a result of a reorganization completed by the Company prior to its initial public offering (the "Reorganization"), was established at the beginning of August, 2001. Earnings per share for the three month period ended September 30, 2001 therefore only includes net income for the two month period subsequent to July 31, 2001. As a result, diluted earnings per Class A Subordinate Voting or Class B Share, for the three month period ended September 30, 2001 was $0.12. The Reorganization of the Company resulted in significant changes to the Company's capital structure and affiliation agreements with Magna. Therefore, comparable 2001 pro forma earnings per share measures, which give effect to the changes in the Company's capital structure and other items, are provided in note 9 to the accompanying unaudited interim Consolidated Financial Statements. Pro forma diluted earnings per Class A Subordinate Voting or Class B Share was $0.04 for the third quarter of 2001. The increase in diluted earnings per Class A Subordinate Voting or Class B Share compared to pro forma diluted earnings per Class A Subordinate Voting or Class B Share is a result of higher net income for the third quarter of 2002 as compared to pro forma net income for the third quarter of 2001.

Overview of Nine Month Periods Ended September 30, 2002 and 2001

Sales (in millions, except average content per vehicle)

	Nine month periods ended September 30,

	2002	2001

Vehicle production volumes
North America	12.5	11.6
Europe	12.2	12.5

Average content per vehicle
North America	$133	$124
Europe	$73	$55

Production sales - North America
Interior Systems	$1,185.0	$1,001.3
Closure Systems	472.2	445.2

	1,657.2	1,446.5

Production sales - Europe
Interior Systems	790.5	599.8
Closure Systems	98.3	82.1

	888.8	681.9

Tooling and engineering sales	260.9	273.0

Total sales	$2,806.9	$2,401.4

Production Sales - North America:

Interior Systems:  North American production sales for the Interiors business increased 18% to $1,185.0 million for the nine month period ended September 30, 2002 compared to $1,001.3 million for the nine month period ended September 30, 2001. This growth was primarily the result of an increase in average content per vehicle which was positively impacted by new product launches in the second half of 2001, including the overhead system and seat tracks for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and by an 8% increase in North American vehicle production volumes from the nine month period ended September 30, 2001. The increase in production sales was partially offset by the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales for the nine month period ended September 30, 2002.

Closure Systems:  North American production sales for the Closures business increased 6% to $472.2 million for the nine month period ended September 30, 2002 from $445.2 million for the nine month period ended September 30, 2001. This increase was primarily the result of an increase in average content per vehicle which was due to new product launches during 2002, including the door cassette modules for the Ford Expedition/Lincoln Navigator and product launches in the second half of 2001, including window regulators supplied for the Dodge Ram Pickup and latches and window regulators supplied for the GM Envoy/Trial Blazer and by a 8% increase in North American vehicle production volumes from the nine month period ended 2001. This was partially offset by the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales in the nine month period ended September 30, 2002.

Production Sales - Europe:

Interior Systems:  European production sales for the Interiors business increased 32% to $790.5 million for the nine month period ended September 30, 2002 compared to $599.8 million for the nine month period ended September 30, 2001. This growth was primarily attributable to increased average content per vehicle as a result of new product launches in the second half of 2001, including the production of the cockpit module, door panels and interior components for the BMW MINI, the complete interior, excluding the overhead system and instrument panel for the Mercedes Vaneo, and in 2002 the launch of the instrument panel for the Opel Epsilon platform. The production sales increase was partially offset by a 2% decrease in Western European vehicle production volumes from the nine month period ended September 30, 2001.

Closure Systems:  European production sales for the Closures business increased 20% to $98.3 million for the nine month period ended September 30, 2002 from $82.1 million for the nine month period ended September 30, 2001. The increase in production sales was primarily due to the increase in average content per vehicle as a result of the launch of the door cassette modules for the Ford Fiesta/Ka during 2002.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the nine month period ended September 30, 2002 declined 4% to $260.9 million from $273.0 million for the nine month period ended September 30, 2001. Tooling and engineering sales for the nine month period ended September 30, 2001 included approximately $38 million of tooling sales for the current DaimlerChrysler minivan program. Excluding the impact of these sales for the DaimlerChrysler minivan, tooling and engineering sales increased by $25.8 million to $153.2 million in North America and remained relatively unchanged in Europe at $107.7 million for the nine month period ended September 30, 2002 compared to $107.6 million for the nine month period ended September 30, 2001.

Operating Income (Loss)

	Nine month periods ended September 30,

	2002	2001

North America
Interior Systems	$80.1	$55.3
Closure Systems	39.0	33.6
Europe
Interior Systems	5.2	(3.2)
Closure Systems	(14.6)	(2.9)
Corporate	(3.3)	(8.7)

Operating Income	$106.4	$74.1

Operating Income - North America:

Interior Systems:  Operating income for the North American Interiors business increased by $24.8 million to $80.1 million for the nine month period ended September 30, 2002 from $55.3 million for the nine month period ended September 30, 2001. The positive impact related to increased sales from higher vehicle production volumes, operating improvements at previously identified under-performing divisions, higher sales on new programs launched in the second half of 2001 and the first quarter of 2002 and the ceasing of goodwill amortization as a result of CICA 3062 - see "Depreciation and Amortization". This increase was partially offset by higher engineering costs on new programs, increased affiliation and social fees, increased SG&A costs associated with the increase in production sales, increased corporate office costs and by the weakening of the Canadian dollar relative to the U.S. dollar, which had the effect of reducing U.S. dollar reported operating income.

Closure Systems:  Operating income for the North American Closures business increased by $5.4 million to $39.0 million for the nine month period ended September 30, 2002 from $33.6 million for the nine month period ended September 30, 2001. The positive impact related to the Company's increased content on new programs launched in the second half of 2001 and during 2002. This increase was partially offset by increased affiliation and social fees, increased selling, general and administrative costs associated with the increase in production sales, increased corporate office costs, costs associated with vehicle launches in 2002 and the weakening of the Canadian dollar relative to the U.S. dollar, which had the effect of reducing U.S. dollar reported operating income.

Operating Loss - Europe:

Interior Systems:  Operating income for the European Interiors business increased by $8.4 million from an operating loss of $3.2 million for the nine month period ended September 30, 2001 to operating income of $5.2 million for the nine month period ended September 30, 2002. European operating income was positively impacted by the start of production of a number of new contracts in the second half of 2001 and in 2002, including the cockpit module, door panels and interior components for the BMW MINI, continuing operating efficiencies at specific under-performing divisions, the ceasing of goodwill amortization as a result of CICA 3062 - see "Depreciation and Amortization", and the strengthening of the euro and British Pound relative to the U.S. dollar, which had the affect of increasing U.S. reported operating income. In addition, the nine month period ended September 30, 2001 included a $2.7 million charge related to the downsizing of one of the Company's under-performing divisions. This was partially offset by higher than expected launch costs related to certain new programs, increased SG&A costs associated with the increase in production sales, increased affiliation fees and increased corporate office costs.

Closure Systems:  Operating loss for the European Closures business increased by $11.7 million from operating loss of $2.9 million in the nine month period ended September 30, 2001 to an operating loss of $14.6 million in the nine month period ended September 30, 2002. The increased operating loss was due primarily to higher than expected launch costs related to certain new programs being launched in one division, lower sales on products supplied to one specific customer's platforms, the strengthening of the euro relative to the U.S. dollar, which had the effect of increasing U.S. reported operating loss, and increased affiliation fees. This was partially offset by the ceasing of goodwill amortization as a result of CICA 3062 - See "Depreciation and Amortization".

Operating Loss - Corporate:  Commencing October 1, 2001, certain corporate costs were charged to the various operating segments of the Company for services performed at corporate for the operating segments. As a result, the operating loss for corporate decreased by $5.4 million from an operating loss of $8.7 million in the nine month period ended September 30, 2001 to an operating loss of $3.3 million in the nine month period ended September 30, 2002.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended September 30, 2002 and 2001

Cash from Operating Activities

	Three month periods ended September 30,

	2002	2001

Net income	$12.9	$2.0
Items not involving current cash flows	29.9	20.9

	42.8	22.9
Change in non-cash working capital	0.6	(8.2)

	$43.4	$14.7

During the third quarter of 2002, cash from operations before changes in working capital increased by $19.9 million to $42.8 million from $22.9 million for the third quarter of 2001. The increase was primarily a result of an increase in net income of $10.9 million and an increase in non-cash items of $9.0 million representing higher future tax expense and other non-cash charges. The $0.6 million of cash generated from working capital during the third quarter of 2002 is the result of $37.1 million increase in accounts payable and accrued liabilities, offset by a $16.4 million increase in accounts receivable, an $18.8 million increase in inventories and a $1.3 million increase in prepaids and other assets. The increase in accounts payable and accrued liabilities, accounts receivable and inventories are due to new programs launched late in 2001 and in 2002.

Investment Activities

	Three month periods ended September 30,

	2002	2001

Fixed assets additions	$(34.6)	$(18.3)
Investments and other asset additions	(1.4)	(4.0)
Proceeds from disposition of fixed assets	0.3	0.6

	$(35.7)	$(21.7)

Cash used for fixed assets, investment and other asset spending was $36.0 million and $22.3 million for the third quarter of 2002 and 2001, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $0.3 million and $0.6 million during the third quarter of 2002 and 2001, respectively.

Financing Activities

	Three month periods ended September 30,

	2002	2001

Increase in bank indebtedness	$24.2	$91.2
Repayments of long-term debt	(3.7)	(0.8)
Net distribution to Magna	-	(102.5)
Issue of Class A Subordinate Voting Shares, net	0.1	71.7
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-
Dividends on Convertible Series Preferred Shares	(2.8)	-

	$15.4	$59.6

Cash generated from financing activities was $15.4 million for the third quarter of 2002 compared to $59.6 million of cash generated from financing activities for the third quarter of 2001. Cash generated from financing activities for the third quarter of 2002 included net issues of debt (including bank indebtedness less repayments of long-term debt) of $20.5 million and $0.1 million of proceeds as a result of the exercise of stock options for Class A Subordinate Voting Shares. Cash generated from financing activities for the third quarter of 2001 included $71.7 million of net proceeds from the public offering of 5,476,191 Class A Subordinate Shares and net issues of debt of $90.4 million offset by net distribution to Magna of $102.5 million. Dividends paid during the third quarter of 2002 were $2.4 million in respect of Class A Subordinate Voting and Class B Shares, and $2.8 million in respect of the Convertible Series Preferred Shares.

Nine Month Periods Ended September 30, 2002 and 2001

Cash from Operating Activities

	Nine month periods ended September 30,

	2002	2001

Net income	$52.3	$27.2
Items not involving current cash flows	90.9	62.6

	143.2	89.8
Changes in non-cash working capital	89.4	(8.6)

	$232.6	$81.2

During the nine month period ended September 30, 2002, cash from operations before changes in working capital increased by $53.4 million to $143.2 million from $89.8 million for the nine month period ended September 30, 2001. The increase was primarily a result of an increase in net income of $25.1 million and an increase in non-cash items of $28.3 million representing higher future tax expense and other non-cash charges. The $89.4 million of cash generated from working capital during the nine month period ended September 30, 2002 is the result of a $116.6 million increase in accounts payable and accrued liabilities, a $0.7 million decrease in prepaid expenses and other, and a $19.9 million decrease in accounts receivable offset by a $47.8 million increase in inventories. The increase in accounts payable and inventories is primarily due to new programs launched late in 2001 and in 2002. The decrease in accounts receivable results from receipts of cash from a single North American automobile manufacturer immediately before September 30, 2002 partially offset by increased receivables in respect of various new programs launched late in 2001 and in the first quarter of 2002.

Investment Activities

	Nine month periods ended September 30,

	2002	2001

Fixed assets additions	$(87.4)	$(55.9)
Investments and other asset additions	$(2.1)	$(5.0)
Proceeds from disposition of fixed assets	2.8	2.4

	$(86.7)	$(58.5)

Cash used for fixed asset, investment and other asset spending was $89.5 million and $60.9 million for the nine month period ended September 30, 2002 and 2001, respectively. This use of funds was partially offset by cash received from normal course fixed asset, investment and other asset dispositions of $2.8 million and $2.4 million during the nine month period ended September 30, 2002 and 2001, respectively.

Financing Activities

	Nine month periods ended September 30,

	2002	2001

Increase in bank indebtedness	$31.7	$93.2
Repayments of long-term debt	(3.3)	(6.9)
Net distribution to Magna	-	(107.8)
Issue of Class A Subordinate Voting Shares, net	0.1	71.7
Dividends on Class A Subordinate Voting and Class B Shares	(7.2)	-
Dividends on Convertible Series Preferred Shares	(5.6)	-

	$15.7	$50.2

Cash generated from financing activities was $15.7 million for the nine month period ended September 30, 2002 compared to $50.2 million of cash generated from financing activities for the nine month period ended September 30, 2001. Cash generated from financing activities for 2002 included net issues of debt (including bank indebtedness less repayments of long-term debt) of $28.4 million. Cash generated from financing activities for the third quarter of 2001 included $71.7 million of net proceeds from the public offering of 5,476,191 Class A Subordinate Shares and net issues of debt of $86.3 million and net distribution to Magna of $107.8 million. Dividends paid during 2002 were $7.2 million in respect of the Class A Subordinate Voting and Class B Shares, and $5.6 million in respect of the Convertible Series Preferred Shares.

Unused and Available Financing Resources

Cash on hand increased to $241.7 million at September 30, 2002 from $123.8 million at September 30, 2001. At September 30, 2002, the Company had credit facilities of $479.1 million, of which $358.4 million are unused and available. $326.0 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated company's are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at September 30, 2002, $21.8 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's September 30, 2002 consolidated balance sheet.

During the first quarter of 2002, a European subsidiary of the Company entered into an operating lease for vehicle production parts tooling. Payments on this lease commitment totalling approximately $13 million will be paid over the next 4 years.

As part of the Company's ongoing efforts to support its customers' minority sourcing initiatives, the Company entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. ("Rush") and Dakkota Integrated Systems, L.L.C. ("DIS"), whereby the Company and Rush each have a member interest in DIS. The Company's interest in DIS is 45%. DIS is accounted for on an equity basis. DIS is responsible for providing sequencing, logistics management and assembly services previously provided directly by the Company with respect to interior products, modules and related components to OEMs for several OEM programs in which the Company is manufacturing and supplying the interiors products.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2002, the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2002 through to 2004.

Capital and investment spending for existing businesses and projects is expected to range between $125 million and $150 million for 2002. The majority of capital spending in 2002 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2002 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2002. Cash provided from operating activities totalled $232.6 million for the nine month period ended September 30, 2002. Cash provided from operating activities totalled $81.2 million for the nine month period ended September 30, 2001.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062, "Goodwill and other Intangible Assets". CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In all cases, the standard must be adopted at the beginning of the fiscal year. Effective January 1, 2002, the Company adopted these new recommendations and as a result the Company ceased to record amortization of existing goodwill in the first quarter of 2002. The amortization relating to goodwill charged to net income in the third quarter and nine month period ended September 30, 2001 was $1.7 million and $5.4 million, respectively. CICA 3062 requires the Company to review goodwill impairment based upon new measurement criteria. As a result of this review, the Company determined that it was necessary to writedown $35.7 million of unamortized goodwill relating to the reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments in the second quarter of 2002. As required by CICA 3062, this writedown was charged against the Company's opening retained earnings for 2002 and does not impact the Company's earnings per share for 2002. After January 1, 2002, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the second quarter of 2002.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at September 30, 2002	As at December 31, 2001

	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$241.7	$77.1
Accounts receivable	577.5	574.3
Inventories	298.0	240.9
Prepaid expenses and other	23.9	23.6
Income taxes receivable	0.9	-

	1,142.0	915.9

Fixed assets, net	463.8	424.0

Goodwill, net (notes 2 and 6)	100.8	132.5

Future tax assets	89.7	96.0

Other assets (note 11)	10.5	11.0

	$1,806.8	$1,579.4

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$79.6	$46.0
Accounts payable	636.2	527.6
Accrued salaries and wages	74.2	53.7
Other accrued liabilities	72.6	49.6
Income taxes payable	-	1.8
Long-term debt due within one year	4.0	6.8

	866.6	685.5

Long-term debt	32.1	30.6

Other long-term liabilities	25.5	22.1

Convertible Series Preferred Shares (note 5)	203.2	194.6

Future tax liabilities	43.5	35.0

Minority interest	1.1	1.7

Shareholders' equity:
Convertible Series Preferred Shares (note 5)	24.3	31.4
Class A Subordinate Voting Shares (note 5)	71.8	71.7
Class B Shares (note 5)	495.8	495.8
Retained earnings	24.0	15.9
Currency translation adjustment	18.9	(4.9)

	634.8	609.9

	$1,806.8	$1,579.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month periods ended September 30,		Nine month periods ended September 30,

	2002	2001	2002	2001

		(unaudited)		(unaudited)
Sales	$931.6	$728.5	$2,806.9	$2,401.4

Cost of goods sold	819.5	641.6	2,448.7	2,096.9
Depreciation and amortization (notes 2 and 6)	22.5	23.0	64.1	66.5
Selling, general and administrative (note 12)	48.8	42.9	144.4	127.2
Affiliation and social fees (note 12)	14.2	11.0	43.3	36.7

Operating income	26.6	10.0	106.4	74.1
Interest (income) expense, net	(1.2)	1.7	(0.6)	16.1
Amortization of discount on Convertible Series Preferred Shares	2.9	1.9	8.6	1.9
Equity loss	-	-	-	0.4

Income before income taxes and minority interest	24.9	6.4	98.4	55.7
Income taxes	11.7	4.5	46.2	28.6
Minority interest	0.3	(0.1)	(0.1)	(0.1)

Net income	$12.9	$2.0	$52.3	$27.2

Financing charge on Convertible Series Preferred Shares	0.5	0.2	1.3	0.2

Net income attributable to Class A Subordinate Voting and Class B Shares	12.4	1.8	51.0	27.0
Retained earnings and Magna's net investment, beginning of period	14.0	838.5	15.9	850.2
Adjustment for change in accounting policy for goodwill (notes 2 and 6)	-	-	(35.7)	-
Net distribution to Magna	-	(838.4)	-	(869.5)
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-	(7.2)	-
Change in currency translation adjustment	-	4.0	-	(1.8)

Retained earnings, end of period	$24.0	$5.9	$24.0	$5.9

Earnings per Class A Subordinate Voting or Class B Share (note 8)
Basic	$0.26	$0.12	$1.06	$0.12
Diluted	$0.25	$0.12	$0.96	$0.12
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)
Basic	48.2	47.3	48.2	47.3
Diluted	63.7	47.3	63.7	47.3

Pro forma earnings per Class A Subordinate Voting or Class B Share (note 9)
Basic	-	$0.04	-	$0.66
Diluted	-	$0.04	-	$0.65
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 9)
Basic	-	45.8	-	43.8
Diluted	-	45.8	-	58.7

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month periods ended September 30,		Nine month periods ended September 30,

	2002	2001	2002	2001

		(unaudited)		(unaudited)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$12.9	$2.0	$52.3	$27.2
Items not involving current cash flows	29.9	20.9	90.9	62.6

	42.8	22.9	143.2	89.8
Change in non-cash working capital	0.6	(8.2)	89.4	(8.6)

	43.4	14.7	232.6	81.2

INVESTMENT ACTIVITIES
Fixed asset additions	(34.6)	(18.3)	(87.4)	(55.9)
Increase in investments and other assets	(1.4)	(4.0)	(2.1)	(5.0)
Proceeds from disposition of fixed assets	0.3	0.6	2.8	2.4

	(35.7)	(21.7)	(86.7)	(58.5)

FINANCING ACTIVITIES
Increase in bank indebtedness	24.2	91.2	31.7	93.2
Repayments of long-term debt	(3.7)	(0.8)	(3.3)	(6.9)
Net distribution to Magna	-	(102.5)	-	(107.8)
Issue of Class A Subordinate Voting Shares, net	0.1	71.7	0.1	71.7
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-	(7.2)	-
Dividends on Convertible Series Preferred Shares	(2.8)	-	(5.6)	-

	15.4	59.6	15.7	50.2

Effect of exchange rate changes on cash and cash equivalents	(2.6)	1.6	3.0	(0.7)

Net increase in cash and cash equivalents during the period	20.5	54.2	164.6	72.2
Cash and cash equivalents, beginning of period	221.2	69.6	77.1	51.6

Cash and cash equivalents, end of period	$241.7	$123.8	$241.7	$123.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at September 30, 2002 and for the three month and nine month periods ended September 30, 2002 and 2001 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2001 audited Consolidated Financial Statements included in the Company's 2001 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 audited consolidated financial statements as included in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments, except as described in note 2, necessary to present fairly the financial position of the Company at September 30, 2002, and the results of operations and cash flows for the three month and nine month periods ended September 30, 2002 and 2001.

2.	ACCOUNTING CHANGES
Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 6).

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages but does not require the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to options plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and nine month periods ended September 30, 2002.

3.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i], [ii]	Unlimited	5,481,191
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Notes:
[i]

On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares		$74.8
Expenses of the issue, net of taxes		(3.1)

Net proceeds		$71.7

[ii]		Class A Subordinate Voting Shares increased by $0.1 million in the three month period ended September 30, 2002, representing 5,000 shares issued as a result of the exercise of stock options.

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at September 30, 2002 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at September 30, 2002	5,481,191
Class B Shares outstanding as at September 30, 2002	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,189,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537

66,332,666

On August 6, 2002, the Company's Board of Director's approved an additional 605,000 options to purchase Class A Subordinate Shares to employees and officers of the Company, 295,000 and 310,000 options were issued at exercise prices of Cdn.$26.85 and U.S.$16.40, respectively.

The maximum number of shares reserved to be issued for stock options is 6,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at September 30, 2002 is 2,800,000. The total number of shares issued from exercised stock options, from the inception date of the plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 6,000.

6.	GOODWILL

In accordance with the new recommendations of the CICA, the Company completed a goodwill impairment test as at January 1, 2002, the adoption date under CICA 3062, and determined that unamortized goodwill of $27.6 million, $5.6 million and $2.5 million relating to reporting units in the Interiors Europe, Closures Europe, and Interiors North America reporting segments, respectively were impaired under the new rules. The impairment loss net of a nil tax recovery, has been recorded as a change in accounting policy by a charge to opening retained earnings as of January 1, 2002. Currency translation accumulated on these impairment amounts since January 1, 2002 has been reversed from the currency translation adjustment account.

Prior to the adoption of CICA 3062 coming into effect, goodwill impairment under Canadian GAAP was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. As recommended by the CICA 3062 accounting standard, discounted future cash flows were used to determine the fair value of the reporting unit. Under CICA 3062, after adoption of new recommendations, goodwill must be assessed for impairment on an annual basis, and any writedown would be charged against earnings.

In addition, in accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company's net income for the three and nine month periods ended September 30, 2001 would have been as follows if it was applied retroactively:

	Three month period ended September 30, 2001	Nine month period ended September 30, 2001

Net income as reported	$2.0	$27.2
Goodwill amortization, net of taxes	$1.7	$5.4

Adjusted net income	$3.7	$32.6

7.	STOCK BASED COMPENSATION

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4.14%
Expected dividend yield	1.20%
Expected volatility	37%
Expected time until exercise	5 years

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

On a pro forma basis, the net income and basic and diluted earnings per Class A Subordinate Voting and Class B Share for the three month period ending September 30, 2002 would have been $12.2 million, $0.24 and $0.24, respectively and for the nine month period ending September 30, 2002 would have been $51.5 million, $1.04  and $0.94, respectively.

The weighted average fair value of the 605,000 options granted during the three month period ended September 30, 2002 was $5.71 per option, and the weighted average fair value of the 675,000 options granted during the nine month period ended September 30, 2002 was $5.71  per option.

8.	EARNINGS PER SHARE FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND THE TWO MONTH PERIOD ENDED SEPTEMBER 30, 2001.

The reorganization and new capital structure of the Company as described under "Principles of Consolidation in Significant Accounting Policies" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report was established at the beginning of August, 2001. As a result, earnings per share for the three and nine month periods ended September 30, 2001 only include net income for the two month period subsequent to July 31, 2001. (See note 9 for pro forma earnings per share for the three and nine month periods ended September 30, 2001).

The following table summarizes the calculation of earnings per share for the three and nine month periods ended September 30, 2002, and for the two month period ended September 30, 2001.

	Three month period ended September 30, 2002	Nine month period ended September 30, 2002	Two month period ended September 30, 2001

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$12.4	$51.0	$5.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2	47.3

Basic earnings per Class A Subordinate Voting or Class B Share	$0.26	$1.06	$0.12

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$12.4	$51.0	$5.9

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	2.9	8.6	-
Financing charge on Convertible Series Preferred Shares	0.5	1.3	-

	$15.8	$60.9	$5.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2	47.3
Convertible Series Preferred Shares	14.9	14.9	-
Stock options	0.6	0.6	-

	63.7	63.7	47.3

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.25	$0.96	$0.12

At September 30, 2001, the Company has outstanding 2,475,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are anti-dilutive and, therefore, not included in the two month period ended earnings per share calculation, above.

9.	PRO FORMA EARNINGS PER SHARE FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001
The following pro forma adjustments have been made to arrive at pro forma earnings per share for the three and nine month periods ended September 30, 2001:

•

Adjustments to reflect the Company's new capital structure described under Principles of Consolidation in Significant Accounting Policies in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report and other corporate charges;

•	The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share is based on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share for the three and nine month periods ended September 30, 2001:

	Three month period ended September 30, 2001	Nine month period ended September 30, 2001

Pro forma basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$2.0	$27.2
Pro forma adjustments (net of tax effects):
Amortization of discount on Convertible Series Preferred Shares	(0.8)	(6.1)
Interest on debt due to Magna	1.0	9.5
Corporate charges	-	(0.6)
Financing charge on Convertible Series Preferred Shares	(0.3)	(1.0)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$1.9	$29.0

Average number of Class A Subordinate Voting or Class B Shares outstanding during the period (in millions)	45.8	43.8

Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$0.04	$0.66

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$1.9	$29.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	-	8.0
Financing charge on Convertible Series Preferred Shares	-	1.0

	$1.9	$38.0

Average number of Class A Subordinate Voting and Class B shares outstanding during the period (in millions)	45.8	43.8
Convertible Series Preferred Shares (in millions)	-	14.9

	45.8	58.7

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$0.04	$0.65

For the three month period ended September 30, 2001, pro forma diluted earnings does not include the 2,250,000 Convertible Series Preferred Shares assumed to be outstanding in the calculation of pro forma diluted earnings per share, since they have an anti-dilutive effect.

10.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended September 30, 2002			Three month period ended September 30, 2001

	Total Sales	Operating income (loss) (i)	Fixed assets, net	Total Sales	Operating income (loss) (i)	Fixed assets, net

Interior Systems
North America	$420.5	$19.7	$208.2	$324.0	$4.4	$196.1
Europe	321.1	0.2	167.8	239.3	0.6	144.0

Closures Systems
North America	156.3	12.9	39.6	141.7	11.7	33.5
Europe	34.6	(6.2)	48.0	24.0	(3.3)	41.3

Corporate, other and intersegment eliminations	(0.9)	-	0.2	(0.5)	(3.4)	0.1

Total reportable segments	$931.6	$26.6	463.8	$728.5	$10.0	415.0
Current assets			1,142.0			942.0
Goodwill, future tax and other assets			201.0			251.4

Consolidated total assets			$1,806.8			$1,608.4

	Nine month period ended September 30, 2002			Nine month period ended September 30, 2001

	Total Sales	Operating income (loss) (i)	Fixed assets, net	Total Sales	Operating income (loss) (i)	Fixed assets, net

Interior Systems
North America	$1,319.1	$80.1	$208.2	$1,148.2	$55.3	$196.1
Europe	887.0	5.2	167.8	693.7	(3.2)	144.0

Closures Systems
North America	492.9	39.0	39.6	465.8	33.6	33.5
Europe	109.5	(14.6)	48.0	95.8	(2.9)	41.3

Corporate, other and intersegment eliminations	(1.6)	(3.3)	0.2	(2.1)	(8.7)	0.1

Total reportable segments	$2,806.9	$106.4	463.8	$2,401.4	$74.1	415.0
Current assets			1,142.0			942.0
Goodwill, future tax and other assets			201.0			251.4

Consolidated total assets			$1,806.8			$1,608.4

(i)  Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss)
    before income taxes to operating income (loss).
11.	EQUITY INVESTMENT

The Company entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. ("Rush") and Dakkota Integrated Systems, L.L.C. ("DIS"), whereby the Company and Rush each have a member interest in DIS. The Company's interest in DIS is 45%. DIS is accounted for on an equity basis. DIS is responsible for providing sequencing, logistics management and assembly services previously provided directly by the Company with respect to interior products, modules and related components to OEMs for several OEM programs in which the Company is manufacturing and supplying the interiors products.

12.	COMPARATIVE FIGURES

In addition to the affiliation and social fees payable to Magna, the Company also pays Magna for certain management and administrative services. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $1.3 million and $3.7 million for the three and nine month periods ended September 30, 2002 respectively, and $0.4 million and $5.0 million for the three and nine month periods ended September 30, 2001, respectively.

OFFICERS
Donald J. Walker President and Chief Executive Officer			Richard Gywnn Vice President, Human Resources

C. Dennis Bausch Chief Marketing and Strategy Officer			Michael Sinnaeve Vice President, Quality and Operational Improvement

Michael E. McCarthy Executive Vice President and Chief Financial Officer			Bruce R. Cluney Secretary

Scott Paradise Executive Vice President, Sales and Marketing			Michael Baccellieri Controller

Karl Steiner Executive Vice President, Sales and Marketing Europe			Paul Brock Treasurer

STOCK LISTINGS			TRANSFER AGENT AND REGISTRARS

Class A Subordinate Voting Shares The Toronto Stock Exchange - IAI.A NASDAQ National Market - IAIA			Canada - Class A Subordinate Voting Shares Computershare Trust Company of Canada, Toronto, Ontario, Canada
AUDITORS Ernst & Young LLP Toronto, Ontario, Canada			United States - Class A Subordinate Voting Shares Computershare Trust Company Inc., Golden, Colorado, U.S.A.

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz

For additional information regarding the Company please contact: Michael E. McCarthy Executive Vice President and Chief Financial Officer
Telephone: Facsimile: Email:	905-898-5200 (Ext. 7156) 905-898-6053 maryann_kozlowicz@intier.com	Telephone: Facsimile: Email:	905-830-5824 905-898-6053 irinfo@intier.com

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

Intier Automotive Inc.	Closure Systems		Interior Systems
521 Newpark Blvd. Newmarket, Ontario Canada L3Y 4X7 Tel: (905) 898-5200	521 Newpark Blvd. Newmarket, Ontario Canada L3Y 4X7 Tel: (905) 898-2665	United States 39600 Lewis Drive Novi, Michigan, USA 48377 Tel: (248) 567-4000	Europe 19 Ostring D-63762 Grossostheim Germany Tel: 011-49-6026-992-0

		27300 Haggerty Road Suite F-10, Farmington Hills, Michigan, USA 48331 Tel: (248) 553-9500	Bircholt Road, Parkwood Industrial Trading Estate, Maidstone, Kent, England ME15 9XT Tel: 011-44-162-268-6311

Intier Automotive Inc. 521 Newpark Blvd. Newmarket, Ontario, Canada L3Y 4X7 www.intier.com